

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2017

Mr. Richard Peters
President and Chief Executive Officer
Merrimack Pharmaceuticals, Inc.
One Kendall Square, Suite B7201
Cambridge, MA 02139

> **Re: Merrimack Pharmaceuticals, Inc.**
> **Schedule TO-I**
> **Filed October 13, 2017**
> **File No. 005-86778**

Dear Mr. Peters:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the disclosure provided in response to Item 5 of Schedule TO has been disseminated to security holders. In that regard, we note that the Offer to Purchase does not appear to include, among other things, a description of the settlement agreement. Refer to Rule 13e-4(d)(1).

Incorporation by Reference, page 6

2.   We note that you have attempted to incorporate by reference to future filings. Neither Rule 13e-4 nor Schedule TO, by their terms, permit forward incorporation of disclosure contained within subsequently filed documents. Please revise the disclosure under this heading accordingly. Refer to General Instruction F of Schedule TO.

Representations, Warranties and Undertakings, page 17

3.　　　The Offer to Purchase and Letter of Transmittal contain numerous waivers, releases and discharges of rights and claims by security holders. Please revise these statements globally in light of Section 29(a) of the Securities Exchange Act of 1934.

Expiration Date; Extension; Termination and Amendment, page 20

4.　　　The offeror appears to be asserting its absolute right to terminate or withdraw the offer. Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

　　　　We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc:　　Michael J. Zeidel
　　　　Skadden, Arps, Slate, Meagher & Flom LLP